Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
July 8, 2011
VIA EDGAR AND BY HAND
Mr. Michael McTiernan
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Oppenheimer Holdings Inc. Registration Statement on Form S-4 Filed June 16, 2011 File No. 333-174932
Dear Mr. McTiernan:
     On behalf of Oppenheimer Holdings Inc., a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on June 16, 2011.
     The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 30, 2011 (the “Comment Letter”).
     Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.
General
1.	We note you are registering the exchange offer of your 8.75% Senior Secured Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please provide us with a supplemental letter stating that you are registering the exchange

Michael McTiernan
Securities and Exchange Commission
July 8, 2011

offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company has filed, concurrently with this response letter, a supplemental letter stating that the Company is registering the exchange offer in reliance on your position contained in the above SEC No-Action letters in response to the Staff’s Comment and such supplemental response letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.
Where You Can Find More Information, page 88
2.	It appears you did not incorporate future filings made prior to the effective date of this registration statement. To the extent any reports are filed after the initial registration statement was filed but prior to its effectiveness, please revise to specifically incorporate such reports. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.

The Company has revised its disclosure on page 98 in response to the Staff’s Comment.
Exhibits
3.	Please tell us why the indenture and form of the note are not listed as exhibits to this registration statement.

The Company advises the Staff that the indenture was filed as Exhibit 10.20 to the Registration Statement and the form of note is an exhibit to the indenture. The Company has revised its disclosure on page II-3, II-3, II-10 and II-11 to move the indenture from an Exhibit 10 listing to an Exhibit 4 listing, as well to make clear that the form of note is an exhibit to the indenture.
     Please telephone the undersigned at (212) 735-4112 if you have any questions or need any additional information.
Sincerely,
/s/ Richard B. Aftanas
Richard B. Aftanas, Esq.

cc:	Dennis P. McNamara, Esq. General Counsel, Oppenheimer Holdings Inc. Duc Dang, Esq. Securities and Exchange Commission